

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Allen Baharaff
President and Chief Executive Officer
Galmed Pharmaceuticals Ltd.
c/o Meitar Law Offices
Abba Hillel Silver Rd.
Ramat Gan 5250608 Israel

> **Re: Galmed Pharmaceuticals Ltd.**
> **Registration Statement on Form F-1**
> **Filed October 21, 2024**
> **File No. 333-282753**

Dear Allen Baharaff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gary Emmanuel, Esq.